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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Schoenbaum           Raymond                 D.
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   (Last)               (First)                 (Middle)
Applebee's International, Inc.
4551 W. 107th Street, Suite 100
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                                    (Street)

Overland Park            KS                      66207
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


Applebee's International, Inc. - APPB
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3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####
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4. Statement for Month/Year

N/A
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5. If Amendment, Date of Original (Month/Year)

5/96
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                       21,053         I         (1)
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Common Stock                                                                                       21,053         I         (2)
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Common Stock                                                                                       15,790         I         (3)
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Common Stock                                                                                       21,053         I         (4)
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                                      5/09/96        S               12,500      D      29.0622
Common Stock                          5/21/96        S                3,500      D      28.9365    23,018         I         (5)
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Common Stock                          5/09/96        S               12,500      D      29.0624    58,441         I         (6)
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Common Stock                          5/09/96        S               25,000      D      29.0624  1,082,851        D
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(1)  Marc Schoenbaum Trust #1
(2)  Brian Schoenbaum Accumulation Trust
(3)  Marc Schoenbaum Accumulation Trust
(4)  Brian Schoenbaum Trust #1
(5)  Custodian for Brian Schoenbaum
(6)  Custodian for Marc Schoenbaum

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                                Common     31
Common Stock                                                                    Stock    Million          18,000    D
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Explanation of Responses: Due to a previous error, Raymond Schoenbaum's personal account was overstated by 188,908 shares on the May 1996 Form 4 filing. Such error has been corrected with the filing of this amendment.




 /s/  Raymond D. Schoenbaum                               April 8, 1997
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.